UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Achari Ventures Holdings Corp. I

(Name of Issuer)

Common stock, par value $0.0001 per share (“Common Stock”)

(Title of Class of Securities)

00444X 200

(CUSIP Number)

July 17, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00444X 200

1	NAME OF REPORTING PERSONS Achari Sponsor Holdings I LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,572,400 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,572,400 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,572,400 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ See footnote (2) below.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.10%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 00444X 200

1	NAME OF REPORTING PERSONS Vikas Desai
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,572,400 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,572,400 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,572,400 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒ See footnote (2) below.
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 50.10%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

Includes 1,572,400 shares of the Issuer’s common stock, $0.0001 par value (the “Common Stock”) held by the Issuer’s sponsor, Achari Sponsor Holdings I LLC (the “Sponsor”). Terms of these shares are more fully described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-258476) (the “Registration Statement”). The Sponsor is the record holder of such shares. Vikas Desai is the managing member of the Sponsor. Accordingly, Mr. Desai has voting and investment discretion with respect to the Common Stock held of record by the Sponsor, and may be deemed to have beneficial ownership of such shares. Mr. Desai disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

On July 17, 2023, the Sponsor transferred an aggregate of 927,600 shares of the Issuer’s Common Stock to certain members of the Sponsor. As a result of such transfer and as reflected herein, 1,572,400 shares of Common Stock are currently held directly by the Sponsor and 927,600 shares of common stock are currently held directly by members of the Sponsor. Except as disclosed herein, no individual member of the Sponsor beneficially owns more than 5% of our issued and outstanding Common Stock.

(2)

Excludes 7,133,333 shares of the Issuer’ Common Stock which may be purchased by exercising warrants that are not presently exercisable. Such warrants were issued simultaneously with the October 19, 2021, closing of the Issuer’s initial public offering, pursuant to a private placement warrants purchase agreement, by and between the Sponsor and the Issuer.

(3)	Based on 3,138,321 shares of the Issuer’s Common Stock issued and outstanding as of July 21, 2023, as reported in the Issuer’s Current Report on Form 8-K filed on July 21, 2023.

EXPLANATORY NOTE

This Amendment No.1 to Schedule 13G is filed on behalf of the Sponsor and Mr. Desai (collectively, the “Reporting Persons”) to update the ownership percentages of the Reporting Persons reported in the Schedule 13G filed by the Reporting Persons with the SEC on December 31, 2021 which reflect certain transfers of Common Stock as reported in the Issuer’s Current Report on Form 8-K filed by the Issuer on July 21, 2023.

Item 1(a).	Name of Issuer

Achari Ventures Holdings Corp. I (the “Issuer”).

Item 1(b).	Address of the Issuer’s Principal Executive Offices

60 Walnut Avenue, Suite 400, Clark, NJ 07066.

Item 2(a).	Names of Persons Filing

Achari Sponsor Holdings I LLC and Vikas Desai (collectively, the “Reporting Persons”).

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The address of the business office of each of the Reporting Persons is 60 Walnut Avenue, Suite 400, Clark, NJ 07066.

Item 2(c).	Citizenship

Achari Sponsor Holdings I LLC is a limited liability company formed in Delaware. Mr. Desai is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Common Stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number

00444X 200

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

Based on 3,138,321 shares of the Issuer’s Common Stock issued and outstanding as of July 21, 2023 as reported in the Issuer’s Current Report on Form 8-K filed on July 21, 2023.

Includes 1,572,400 shares of the Issuer’s Common Stock held by the Sponsor. Terms of these shares are more fully described under the heading “Description of Securities” in the Issuer’s Registration Statement. The Sponsor is the record holder of such shares. Vikas Desai is the managing member of the Sponsor. Accordingly, Mr. Desai has voting and investment discretion with respect to the Common Stock held of record by the Sponsor, and may be deemed to have beneficial ownership of such shares. Mr. Desai disclaims any beneficial ownership of the shares reported herein as beneficially owned by the Reporting Persons other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

On July 17, 2023, the Sponsor transferred an aggregate of 927,600 shares of the Issuer’s Common Stock to certain members of the Sponsor. As a result of such transfer and as reflected herein, 1,572,400 shares of Common Stock are currently held directly by the Sponsor and 927,600 shares of Common Stock are currently held directly by members of the Sponsor. Except as disclosed herein, no individual member of the Sponsor beneficially owns more than 5% of our issued and outstanding Common Stock.

Excludes 7,133,333 shares of the Issuer’ Common Stock which may be purchased by exercising warrants that are not presently exercisable. Such warrants were issued simultaneously with the October 19, 2021, closing of the Issuer’s initial public offering, pursuant to a private placement warrants purchase agreement, by and between the Sponsor and the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: July 27, 2023

ACHARI SPONSOR HOLDINGS I LLC, a Delaware limited liability company

By:	/s/ Vikas Desai
Name: Vikas Desai
Title: Managing Member

By:	/s/ Vikas Desai
Vikas Desai

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT LIST

Exhibit 99.1	Exhibit A Joint Filing Agreement, dated as of March 9, 2022 (incorporated by reference to Exhibit A to the Schedule 13G filed with the Securities and Exchange Commission on March 10, 2022).